Exhibit 99.1

Indaba Capital Issues Letter to Mark Penn, Managing Partner of Stagwell and Chairman and CEO of MDC

Believes Stagwell’s Revised Proposal to MDC Shareholders Fails to Provide Sufficient Consideration

Expresses Concern Regarding the Overlap and Interlocks Between Mr. Penn and Stagwell’s Proposed Directors for the Newly-Combined Company

Urges Stagwell to Engage in a Good Faith Dialogue With Indaba to Reach Fair and Reasonable Terms

Reiterates Intent to Vote AGAINST the Stagwell-MDC Deal Under Current Terms

Indaba Capital Management L.P. (together with its affiliates, “Indaba” or “we”), which is the largest independent shareholder of MDC Partners Inc. (NASDAQ: MDCA) (“MDC” or the “Company”), today issued the below open letter to Chairman and Chief Executive Officer Mark Penn regarding the Company’s prospective merger with Stagwell Media LP (“Stagwell”). In addition, Indaba has issued a presentation outlining why it opposes the merger on its current terms and plans to vote against the transaction.

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June 8, 2021

MDC Partners Inc.

Attn: Chairman and Chief Executive Officer Mark Penn

One World Trade Center, Floor 65

New York, NY 10007

Dear Mr. Penn,

You are well aware that Indaba is MDC’s largest independent shareholder and has been an investor in the Company for almost five years. Like Stagwell, which you control, Indaba has a fiduciary obligation to its limited partners. This is why we are not able to sit by as Stagwell tries to secure what we view as a sweetheart transaction that deprives us and other MDC shareholders of significant value.

Given your apparent influence over various aspects of the proposed combination of MDC and Stagwell, we want to clearly lay out our concerns for you. Unlike MDC’s special committee, you seem to have the ability to address our reservations if Stagwell truly wants to combine with MDC on fair and reasonable terms.

In addition to reviewing our accompanying presentation, we urge you to take into account the following:

•	We find Stagwell’s revised proposal insufficient – and it seems the market does as well. In our view, Stagwell’s couched and caveated proposal is an attempt to use spreadsheet math to supposedly offer shareholders 30% of the combined entity. Stagwell cites a $100 million increase in the value of its offer, which is a small and arbitrary number, but then provides no context. Based on the high end of the 2020 fairness opinion commissioned by MDC’s special committee, the Company is worth approximately $1.7 billion. We find Stagwell’s purported $100 million increase insignificant against that backdrop.

It appears the market shares our view as evidenced by MDC’s shares trading up a mere 3% yesterday – a day in which the rest of the NASDAQ and other publicly-traded advertising conglomerates were also up. The Company’s shares continue to hover near the low range of the fairness opinion commissioned during last year’s pandemic-ravaged environment. We contend Stagwell’s proposals are holding back MDC’s share price.

•	We find Stagwell’s constant focus on MDC’s near-term share price performance to be inappropriate in the context of a merger that will alter the long-term trajectory of both organizations. We appreciate that Stagwell wants to focus on MDC’s share price performance since the depths of the pandemic, but this cherry-picked timeline is all too convenient for you. As a fundamental investor, Indaba focuses on the absolute and relative valuation. On this basis, Stagwell’s proposals are simply not fair to MDC shareholders.

We suspect that other long-term shareholders are also far from satisfied with the pandemic bounce back, particularly when considering that the Company’s shares were trading near these current levels 12 months before Stagwell’s initial investment in May 2018. Long-term shareholders can also recall points over the past several years when the Company’s shares consistently traded between $10 and $18. Please reference the financial analysis attached to Indaba’s 13D filing today.

•	We find it disingenuous for Stagwell to publicize that it has “pledged to have an independent Board of Directors.” The three nominees announced in Stagwell’s June 7 press release all appear to have professional overlap with you. Nominee Rodney Slater served in the Clinton Administration when you were an advisor to President William J. Clinton. Nominee Paul Richardson was an executive and director at WPP plc when it acquired Penn, Schoen and Berland Associates, Incorporated. Brandt Vaughan is a former Microsoft executive and current Chief Investment Officer of the Ballmer Group, which was co-founded by Steve Ballmer (Stagwell’s core investor). The fourth director put forth by Stagwell, Charlene Barshefsky, has served as an MDC director alongside you since 2019 when Stagwell appointed her to represent it on MDC’s Board of Directors. Stagwell seems to be trying to stack the Board of Directors with your allies and former colleagues. As a potential minority shareholder in the newly combined entity, we find this lack of true independence alarming.

•	Stagwell should provide MDC shareholders with more transparency about its performance. We are very concerned that Stagwell has disclosed changes in its business and financial plan and forecast just prior to this month’s vote. Given your publicly disclosed incentives on the Stagwell side and with the currency of a private company that is not well understood by the market, we urge you to have Stagwell provide MDC shareholders with more information about the aforementioned changes. We worry that Stagwell’s opacity could be a harbinger of things to come if the combination proceeds on the wrong terms. It is not lost on us that page 127 of the S-4 notes that your carried interest, expressed as a percentage of all carried interest in Stagwell, is equal to 75%.

•	Rather than continuing to issue press releases ad nauseum and trying to spin shareholders, we feel Stagwell should simply come to the table with a credible offer. We – and presumably other shareholders – are through with the hyperbolic claims and bombast. Stagwell’s contention that “10,000 jobs and careers have hung in the balance for almost a year” strikes us as absurd. MDC is stable and its agencies are recovering from the pandemic, as evidenced by the recent United Airlines win. We do agree, however, with your statement that it is “deal or no deal time.” We remain ready and willing to engage with you to determine what it will take to earn Indaba’s vote.

In closing, we have told you in the past that Indaba could support a combination if it included terms that provided appropriate value to all shareholders. We stand by this statement. However, we would rather this transaction not proceed with the conflict-ridden present terms. We have no interest in participating in a fire sale.

After reviewing our presentation and assessing today’s feedback, we hope you decide to re-engage with us fairly and respectfully.

Sincerely,

Derek Schrier

Managing Partner

Indaba Capital Management, L.P.

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About Indaba Capital

Indaba was founded in 2010 to invest in corporate equity and debt. Based in San Francisco, Indaba currently has more than $1.5 billion in assets under management. Learn more at www.indabacapital.com.

Contacts

Profile

Charlotte Kiaie / Bela Kirpalani, 347-343-2999

ckiaie@profileadvisors.com / bkirpalani@profileadvisors.com

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